As filed with the Securities and Exchange Commission on September 20, 2004

Registration No. 333-116684

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RENT-A-CENTER, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	45-0491516 (I.R.S. Employer Identification No.)

5700 Tennyson Parkway, Third Floor
Plano, Texas 75024
(972) 801-1100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Mitchell E. Fadel
5700 Tennyson Parkway, Third Floor
Dallas, Texas 75024
(972) 801-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Thomas W. Hughes, Esq.
D. Forrest Brumbaugh, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201
(214) 855-8000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold, nor may offers to buy be accepted, until the registration statement becomes effective. This prospectus is not an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction where such an offer or sale is unlawful.

                                                                            Subject to completion, dated September 20, 2004

THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING SECURITIES
THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933

10,134,163 Shares

Rent-A-Center, Inc.

Common Stock

•	This prospectus will be used by the selling stockholders identified on page 8 of this prospectus to resell up to 10,134,163 shares of common stock of the Company received by them in private placements that were exempt from the registration requirements of the Securities Act of 1933.

•	The selling stockholders may sell shares of our common stock from time to time in transactions:

•	on the exchanges or quotation systems on which our common stock may then be listed or quoted;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	any combination of the foregoing.

•	Sales of shares of our common stock may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

•	We are not offering any shares of our common stock for sale under this prospectus and we will not receive any of the proceeds from the sale of shares by selling stockholders under this prospectus.

•	Our common stock is quoted on the Nasdaq National Market under the symbol “RCII.” On September 17, 2004, the last reported sales price for our common stock was $25.17.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Our principal executive office is located at 5700 Tennyson Parkway, Third Floor, Plano, Texas 75024. Our telephone number is (972) 801-1100 and our company website is www.rentacenter.com. We do not intend for information contained on our website to be part of this prospectus.

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, you must not rely upon such information as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date.

The date of this prospectus is                          , 2004.

PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus and may not contain all the information that may be important to you. To understand the terms of the shares being offered by this prospectus, we encourage you to read the entire prospectus, especially the risks of investing in the shares described under the section “Risk Factors,” and the documents identified under the caption “Where You Can Find More Information.” Unless the context otherwise requires, all information in this prospectus which refers to “Rent-A-Center,” “we,” “us” or “our” means Rent-A-Center, Inc. and its wholly-owned subsidiaries.

Rent-A-Center

     We are the largest rent-to-own operator in the United States with an approximate 34% market share based on store count. At September 8, 2004, we operated 2,863 company-owned stores nationwide and in Canada and Puerto Rico, including 21 stores in Wisconsin operated by our subsidiary Get It Now, LLC under the name “Get It Now.” Another of our subsidiaries, ColorTyme, Inc., is a national franchisor of rent-to-own stores. At June 30, 2004, ColorTyme had 311 franchised stores in 40 states, 299 of which operated under the ColorTyme name and 12 of which operated under the Rent-A-Center name. These franchise stores represent a further 4% market share based on store count.

     Our stores generally offer high quality, durable products such as home electronics, appliances, computers and furniture and accessories under flexible rental purchase agreements that generally allow the customer to obtain ownership of the merchandise at the conclusion of an agreed upon rental period. These rental purchase agreements are designed to appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit. These agreements also cater to customers who only have a temporary need or who simply desire to rent rather than purchase the merchandise. Get It Now offers our merchandise on an installment sales basis in Wisconsin. We offer well known brands such as Philips, Sony, JVC, Toshiba and Mitsubishi home electronics, Whirlpool appliances, Dell, IBM, Compaq and Hewlett-Packard computers and Ashley, England, Berkline and Standard furniture.

Recent Developments

Earnings Guidance.  On September 8, 2004, we issued a press release lowering our earnings guidance. We continue to generate significant cash flow from operations and intended to continue to invest in new store development and acquisitions.

RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. We believe these are all the material risks currently facing our business. Our business, financial condition or results of operations could be materially adversely affected by these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus, including our financial statements and related notes.

We may not be able to successfully implement our growth strategy, which could cause our future earnings to grow more slowly or even decrease.

     As part of our growth strategy, we intend to increase our total number of stores in both existing markets and new markets through a combination of new store openings and store acquisitions. We increased our store base by 123 stores in 2001, 126 stores in 2002 and 241 stores in 2003 and by 198 stores in the first six months of 2004. Our growth strategy could place a significant demand on our management and our financial and operational resources. This growth strategy is subject to various risks, including uncertainties regarding our ability to open new stores and our ability to acquire additional stores on favorable terms. We may not be able to continue to identify profitable new store locations or underperforming competitors as we currently anticipate. If we are unable to implement our growth strategy, our earnings may grow more slowly or even decrease.

     Our continued growth also depends on our ability to increase sales in our existing stores. Our same store sales decreased by 2.2% in the first six months of 2004 and increased by 8.0%, 6.0% and 3.0% for 2001, 2002 and 2003, respectively. As a result of new store openings in existing markets and because mature stores will represent an increasing proportion of our store base over time, our same store sale increases in future periods may be lower than historical levels.

If we fail to effectively manage our growth and integrate new stores, our financial results may be adversely affected.

     The benefits we anticipate from our growth strategy may not be realized. The addition of new stores, both through store openings and through acquisitions, requires the integration of our management philosophies and personnel, standardization of training programs, realization of operating efficiencies and effective coordination of sales and marketing and financial reporting efforts. In addition, acquisitions in general are subject to a number of special risks, including adverse short-term effects on our reported operating results, diversion of management’s attention and unanticipated problems or legal liabilities. Further, a newly opened store generally does not attain positive cash flow during its first year of operations.

There are legal proceedings pending against us seeking material damages. The costs we incur in defending ourselves or associated with settling any of these proceedings, as well as a material final judgment or decree against us, could materially adversely affect our financial condition by requiring the payment of the settlement amount, a judgment or the posting of a bond.

     Some lawsuits against us involve claims that our rental agreements constitute installment sales contracts, violate state usury laws or violate other state laws enacted to protect consumers. We are also defending a class action lawsuit alleging we violated the securities laws and lawsuits alleging we violated state wage and hour laws. Because of the uncertainties associated with litigation, we cannot estimate for you our ultimate liability for these matters, if any. The failure to pay any judgment would be a default under our senior credit facilities and the indenture governing our outstanding subordinated notes.

Our debt agreements impose restrictions on us which may limit or prohibit us from engaging in certain transactions. If a default were to occur, our lenders could accelerate the amounts of debt outstanding, and holders of our secured indebtedness could force us to sell our assets to satisfy all or a part of what is owed.

     Covenants under our senior credit facilities and the indenture governing our outstanding subordinated notes each restrict our ability to pay dividends, engage in various operational matters, as well as require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make needed capital expenditures or other investments, repurchase our outstanding debt or equity, withstand a future downturn in our business or in the economy, dispose of operations, engage in mergers, acquire additional stores or otherwise conduct necessary corporate activities. Various transactions that we may view as important opportunities, such as specified acquisitions, are also subject to the consent of lenders under our senior credit facilities, which may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.

     If a default were to occur, the lenders under our senior credit facilities could accelerate the amounts outstanding under the credit facilities, and our other lenders could declare immediately due and payable all amounts borrowed under other instruments that contain certain provisions for cross-acceleration or cross-default. In addition, the lenders under these agreements could terminate their commitments to lend to us. If the lenders under these agreements accelerate the repayment of borrowings, we may not have sufficient liquid assets at that time to repay the amounts then outstanding under our indebtedness or be able to find additional alternative financing. Even if we could obtain additional alternative financing, the terms of the financing may not be favorable or acceptable to us.

     The existing indebtedness under our senior credit facilities is secured by substantially all of our assets. Should a default or acceleration of this indebtedness occur, the holders of this indebtedness could sell the assets to satisfy all or a part of what is owed. Our senior credit facilities also contain provisions prohibiting the modification of our outstanding subordinated notes, as well as limiting the ability to refinance such notes.

A change of control could accelerate our obligation to pay our outstanding indebtedness, and we may not have sufficient liquid assets to repay these amounts.

     Under our senior credit facilities, an event of default would result if a third party became the beneficial owner of 35.0% or more of our voting stock or upon certain changes in the constitution of our Board of Directors. As of July 14, 2004, we were required to make principal payments under our senior credit facilities of $1.75 million in 2004, $3.5 million in 2005, $3.5 million in 2006, $3.5 million in 2007, $3.5 million in 2008, and $334.25 million after 2008. These payments reduce our cash flow. If the lenders under our debt instruments accelerate these obligations, we may not have sufficient liquid assets to repay amounts outstanding under these agreements.

     Under the indenture governing our outstanding subordinated notes, in the event that a change in control occurs, we may be required to offer to purchase all of our outstanding subordinated notes at 101% of their original aggregate principal amount, plus accrued interest to the date of repurchase. A change in control also would result in an event of default under our senior credit facilities, which would allow our lenders to accelerate indebtedness owed to them.

Rent-to-own transactions are regulated by law in most states. Any adverse change in these laws or the passage of adverse new laws could expose us to litigation or require us to alter our business practices.

     As is the case with most businesses, we are subject to various governmental regulations, including specifically in our case regulations regarding rent-to-own transactions. There are currently 47 states that have passed laws regulating rental purchase transactions and another state that has a retail installment sales statute that excludes rent-to-own transactions from its coverage if certain criteria are met. These laws generally require certain contractual and advertising disclosures. They also provide varying levels of substantive consumer protection, such as requiring a grace period for late fees and contract reinstatement rights in the event the rental purchase agreement is terminated. The rental purchase laws of nine states limit the total amount of rentals that may be charged over the life of a rental purchase agreement. Several states also effectively regulate rental purchase transactions under other consumer protection statutes. We are currently subject to outstanding judgments and other litigation alleging that we have violated some of these statutory provisions.

     Although there is no comprehensive federal legislation regulating rental-purchase transactions, adverse federal legislation may be enacted in the future. From time to time, legislation has been introduced in Congress seeking to regulate our business. In addition, various legislatures in the states where we currently do business may adopt new legislation or amend existing legislation that could require us to alter our business practices.

Our business depends on a limited number of key personnel, with whom we do not have employment agreements. The loss of any one of these individuals could disrupt our business.

     Our continued success is highly dependent upon the personal efforts and abilities of our senior management, including Mark E. Speese, our Chairman of the Board and Chief Executive Officer, and Mitchell E. Fadel, our President and Chief Operating Officer. We do not have employment contracts with or maintain key-person insurance on the lives of any of these officers and the loss of any one of them could disrupt our business.

A small group of our directors and their affiliates have significant influence over the outcome of certain corporate transactions affecting us, including potential mergers or acquisitions, the constitution of our board of directors, and sales or changes in control.

     Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P., collectively the Apollo Entities, hold all of our outstanding Series C preferred stock. Pursuant to the terms of a stockholders agreement entered into among us, the Apollo Entities, Mark E. Speese and certain other parties, the Apollo Entities have the right to designate two persons to be nominated to our board of directors. The terms of our Series C preferred stock as well as the stockholders agreement also contain provisions requiring the approval of the Apollo Entities to effect certain transactions involving us, including repurchasing shares of our common stock, declaring or paying any dividend on our common stock, increasing the size of our board of directors to more than eight persons, selling all or substantially all of our assets and entering into any merger or consolidation or other business combination.

     These documents also provide that one member of each of our board committees must be a director who was designated for nomination by the Apollo Entities. In addition, the terms of our Series C preferred stock and the stockholders agreement restrict our ability to issue debt or equity securities with a value in excess of $10 million without the majority affirmative vote of our finance committee, and in most cases, require the unanimous vote of our finance committee for the issuance of our equity securities with a value in excess of $10 million.

Our organizational documents, Series C preferred stock and debt instruments contain provisions that may prevent or deter another group from paying a premium over the market price to our stockholders to acquire our stock.

     Our organizational documents contain provisions that classify our board of directors, authorize our board of directors to issue blank check preferred stock and establish advance notice requirements on our stockholders for director nominations and actions to be taken at annual meetings of the stockholders. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law relating to business combinations with interested stockholders. Our senior credit facilities, the indenture governing the outstanding subordinated notes and our Series C preferred stock certificate of designations each contain various change of control provisions which, in the event of a change of control, would cause a default under those provisions. These provisions and arrangements could delay, deter or prevent a merger, consolidation, tender offer or other business combination or change of control involving us that could include a premium over the market price of our common stock that some or a majority of our stockholders might consider to be in their best interests.

Our stock price is volatile, and you may not be able to recover your investment if our stock price declines.

     The stock price of our common stock has been volatile and can be expected to be significantly affected by factors such as:

•	quarterly variations in our results of operations, which may be impacted by, among other things, changes in same store sales and when and how many stores we acquire or open;

•	quarterly variations in our competitors’ results of operations;

•	changes in earnings estimates or buy/sell recommendations by financial analysts;

•	the stock price performance of comparable companies; and

•	general market conditions or market conditions specific to particular industries.

Our stock price may decline if existing stockholders sell additional shares.

     As of July 31, 2004 and assuming the exercise of all outstanding options, approximately 86.0% of our common stock on a fully diluted basis is held by the public, approximately 2.2% is held by Mr. Speese and approximately 11.8% is held by the Apollo Entities. If these stockholders sell shares of our common stock in the public market, the market price of our common stock could fall. These sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate.

     Under the registration rights agreements we have entered into, the Apollo Entities and their affiliates have the right to request that their shares be registered, subject to a reduction in the number of shares upon the advice of a managing underwriter in the related offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The statements, other than statements of historical facts, included in this prospectus are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “would,” “expect,” “intend,” “could,” “estimate,” “should,” “anticipate” or “believe.” We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to:

•	uncertainties regarding the ability to open new stores;

•	our ability to acquire additional rent-to-own stores on favorable terms;

•	our ability to enhance the performance of these acquired stores;

•	our ability to control store level costs;

•	our ability to realize benefits from our margin enhancement initiatives;

•	the results of our litigation;

•	the passage of legislation adversely affecting the rent-to-own industry;

•	interest rates;

•	our ability to collect on our rental purchase agreements;

•	changes in our effective tax rate;

•	changes in our stock price and the number of shares of common stock that we may or may not purchase; and

•	the other risks detailed from time to time in our SEC reports.

     Additional factors that could cause our actual results to differ materially from our expectations are discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

     We will not receive any proceeds from the sales of shares of common stock offered under this prospectus. All proceeds will be payable directly to the selling stockholders.

SELLING STOCKHOLDERS

Selling Stockholders

     We are registering for resale 10,134,163 shares of our common stock held by the selling stockholders identified below. The selling stockholders acquired the shares from us in private placements. The private placements were exempt from the registration requirements of the Securities Act of 1933 because we offered and sold the shares only to accredited investors in a transaction not involving a public offering. The offering of the shares of our common stock to be sold using this prospectus is being registered pursuant to registration rights granted to certain of our stockholders.

     Former Rent Rite shareholders’ registration rights. The former shareholders of Rent Rite, Inc. were granted registration rights for our common stock that they received pursuant to provisions contained in an Agreement and Plan of Merger and Reorganization that we entered into in connection with our acquisition of Rent Rite. In that agreement, we undertook to file a registration statement with regard to the resale of shares of our common stock that were issued as stock consideration and, subject to certain exceptions, to use commercially reasonable efforts to keep that registration statement effective until May 7, 2005.

     Apollo Entities’ registration rights. In connection with the issuance of our preferred stock in 1998, we entered into a registration rights agreement with the Apollo Entities which, among other things, granted them the right to request that their shares be registered if the Company files certain types of registration statements. The Apollo Entities have requested to be included in this Registration Statement pursuant to and in compliance with the terms and conditions of the registration rights agreement.

     The Registration Statement to which this prospectus relates is intended to satisfy our obligations under our agreements with the former Rent Rite shareholders and the Apollo Entities.

     The following table sets forth:

•	the names of the selling stockholders, other than those immaterial selling stockholders who are listed as a group as described below;

•	the number and percent of shares of our common stock that the selling stockholders beneficially owned as of June 30, 2004, before the offering for resale of the shares under this prospectus;

•	the number of shares of our common stock that may be offered for resale for the account of the selling stockholders under this prospectus; and

•	the number and percent of shares of our common stock to be beneficially owned by the selling stockholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling stockholders).

     The number of shares in the column “Number of Shares Offered” represents all of the shares that each selling stockholder may offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders listed below. The selling stockholders are not obligated to sell any of the shares of common stock offered by this prospectus.

     This table is prepared solely based on information supplied to us by the listed selling stockholders, and assumes the sale of all of the shares offered by this prospectus and that no selling stockholder owns shares of our common stock of which we have no knowledge. The applicable percentages of beneficial ownership are based on an aggregate of shares of our common stock issued and outstanding on June 30, 2004, adjusted as may be required by rules of the SEC. The table set forth below includes immaterial selling stockholders that, as a group, hold less than 1% of our outstanding common stock in the aggregate and are listed in the table as “Other Selling Stockholders.”

	Shares Beneficially				Shares Beneficially
	Owned Before Offering(1)				Owned After Offering(2)
				Number of
Selling Stockholder	Number		Percent	Shares Offered	Number	Percent
Apollo Advisors IV, L.P.(3)	9,318,571	(3)	11.8%	9,318,571 (3)	0	0
Everett P. Hailey	61,097	(4)	*	46,409	14,688	*
J. Kevin Hyneman	183,224	(5)	*	80,474	102,750	*
Robin G. Lynch	65,378	(6)	*	15,738	49,640	*
Thomas B. & Kathleen A. Mitchell	65,192	(7)	*	3,019	62,173	*
Gail R. Schledwitz	65,378	(8)	*	15,738	49,640	*
Karl A. Schledwitz	71,847	(9)	*	23,565	48,282	*
Edward J. Stanko	126,583	(10)	*	47,083	79,500	*
Other Selling Stockholders(11)	716,308	(12)	*	583,566	132,742	*

(1) Unless noted otherwise, all shares of common stock are beneficially owned by the selling stockholders. Beneficial ownership is calculated in accordance with SEC Rule 13d-3. Under that rule, shares underlying stock options are deemed to be beneficially owned only if the stock options are exercisable within 60 days. Therefore, the number of shares reflected in the “Shares Beneficially Owned Before Offering” column excludes shares underlying options that are only exercisable after 60 days from July 31, 2004, while the “Number of Shares Offered” column may include shares underlying options that are exercisable either before or after 60 days from July 31, 2004. Accordingly, the number of “Number of Shares Offered” shown for a stockholder may be greater than the number of shares shown for the same stockholder under “Shares Beneficially Owned Before Offering.”

(2) Assumes the sale of all shares that may be sold hereby.

(3) The number of shares reported as beneficially owned by Apollo Advisors IV, L.P. includes the shares of common stock owned of record by each of the Apollo Entities. The amount reported also includes 180 shares of common stock issuable upon conversion of the two outstanding shares of our Series C preferred stock, of which one share is held by each of the Apollo Entities. Apollo Advisors IV, L.P. is the general partner and Apollo Management IV, L.P. is the day-to-day manager of Apollo Overseas Partners IV, L.P. and Apollo Investment Fund IV, L.P. Apollo Advisors IV, L.P. and Apollo Management IV, L.P.. disclaim beneficial ownership of the shares held by the Apollo Entities.

(4) Includes options to purchase 14,688 shares of our common stock within 60 days of July 31, 2004.

(5) Includes options to purchase 102,750 shares of our common stock within 60 days of July 31, 2004.

(6) Includes options to purchase 49,640 shares of our common stock within 60 days of July 31, 2004.

(7) Includes options to purchase 62,173 shares of our common stock within 60 days of July 31, 2004.

(8) Includes options to purchase 49,640 shares of our common stock within 60 days of July 31, 2004.

(9) Includes options to purchase 48,282 shares of our common stock within 60 days of July 31, 2004.

(10) Includes options to purchase 79,500 shares of our common stock within 60 days of July 31, 2004.

(11) Includes former shareholders of Rent Rite, Inc. who, as a group, hold less than 1% of our outstanding common stock.

(12) Includes options to purchase 132,742 shares of our common stock within 60 days of July 31, 2004.

The Company’s Relationships with the Selling Stockholders

     Apollo Entities’ relationships with the Company. In August 1998, the Company issued $260.0 million of redeemable convertible voting preferred stock with a $0.01 par value to various purchasers, including the Apollo Entities. In connection with such issuance, the Company entered into a registration rights agreement with the Apollo Entities which, among other things, granted them two rights to request that their shares be registered and the right to participate in any company-initiated registration of shares, subject to certain exceptions. In May 2002, Apollo exercised one of their two rights to request that their shares be registered. In connection therewith, Apollo converted shares of Rent-A-Center’s preferred stock held by them into shares of the Company’s common stock, which they sold in the May 2002 public offering that was the subject of the Apollo Entities’ request. The Company did not receive any of the proceeds from that offering.

     On August 5, 2002, the first date in which the Company had the right to optionally redeem the shares of preferred stock, the holders of the Company’s preferred stock converted all but two shares of the Company’s preferred stock held by them into shares of the Company’s common stock. There are currently 5,000,000 shares of preferred stock authorized and only two shares are issued and outstanding, of which one share is held by each of the Apollo Entities.

     The Company’s preferred stock is convertible, at any time, into shares of the Company’s common stock at a conversion price equal to $11.174 per share (on a split adjusted basis), and has a liquidation preference of $1,000 per share, plus all accrued and unpaid dividends. No distributions may be made to holders of common stock until the holders of the preferred stock have received the liquidation preference. Dividends accrue on a quarterly basis, at the rate of $37.50 per annum, per share. During 2002 and 2001, Rent-A-Center accounted for shares of preferred stock distributed as dividends in-kind at the greater of the stated value or the value of the common stock obtainable upon conversion on the payment date. During 2003, the Company paid all preferred stock dividends in cash. During 2002 and 2001, the Company paid approximately $8.2 million and $10.7 million in preferred dividends by issuing 8,151 and 10,678 shares of preferred stock, respectively to the Apollo Entities.

     Pursuant to the terms of a stockholders agreement entered into among the Company, the Apollo Entities and certain other parties, the Apollo Entities have the right to designate two persons to be nominated to the Company’s Board of Directors, subject to reduction in the event Apollo reduces its share ownership below certain thresholds. The terms of the Company’s Series C preferred stock as well as the stockholders agreement also contain provisions requiring the Apollo Entities’ approval to effect certain transactions involving the Company, including repurchasing shares of the Company’s common stock, declaring or paying any dividend on its common stock, increasing the size of the Company’s Board of Directors to more than eight persons, selling all or substantially all of the Company’s assets and entering into any merger or consolidation or other business combination.

     These documents also provide that one member of each of the Company’s board committees must be a director who was designated for nomination by the Apollo Entities. In addition, the terms of the Company’s Series C preferred stock and the stockholders agreement restrict the Company’s ability to issue debt or equity securities with a value in excess of $10 million without the majority affirmative vote of the Company’s finance committee, and in most cases, require the unanimous vote of its finance committee for the issuance of the Company’s equity securities with a value in excess of $10 million.

     Former Rent Rite shareholders’ relationships with the Company. None of the former Rent Rite shareholders that are participating in the offering pursuant to this registration statement and prospectus have, within the past three years, held any position, office or other material relationship with us or any of our predecessors or affiliates, except each of them was a shareholder of Rent Rite, Inc., which we acquired on May 7, 2004, and Karl A. Schledwitz, John P. Cooper, Roger Knox, J. Kevin Hyneman, Terry A. Lynch, William N. Morris, Jr., Edward J. Stanko and James S. Gilliland were directors of Rent Rite and Edward J. Stanko, Thomas B. Mitchell and Terry A. Lynch were executive officers of Rent Rite. Our subsidiary that acquired Rent Rite has an obligation to indemnify the former Rent Rite officers and directors relating to their services performed as officers and directors, respectively. We also have customary arrangements with a number of the officers and directors arising from our acquisition of Rent Rite, including non-competition agreements with Edward Stanko, J. Kevin Hyneman and Everett P. Hailey. Also certain of the former officers and directors of Rent Rite received severance payments of approximately $1.5 million in connection with the Rent Rite acquisition.

     In each of May 2001 and October 2002, the Company purchased a rent-to-own store from an entity affiliated with William M. Wendell, one of the selling stockholders. The total purchase price for these transactions was approximately $482,000 and in connection with each transaction, Wendell entered into a non-compete agreement with the Company for a period of three years.

PLAN OF DISTRIBUTION

     The selling stockholders may sell the shares at any time and from time to time to purchasers

•	directly by the selling stockholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the common shares.

     The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. Each selling stockholder reserves the right to accept and, together with its agents from time to time, reject, in whole or in part any proposed purchase of the common shares to be made directly or through agents.

     The selling stockholders and broker-dealers or agents, if any, who participate in the distribution of the common shares offered under this prospectus may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933. As a result, any profits on the sale of the common shares by selling stockholders and any discounts, commissions or concessions received by any participating broker-dealers or agents might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Selling stockholders who are deemed to be underwriters may be subject to certain statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act of 1933 and Rule 10b-5 under the Securities Exchange Act of 1934. Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for resale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

     The common shares may be sold from time to time on any stock exchange or automated interdealer quotation system on which such common shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.

     The selling stockholders may sell the common shares by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	closing out of short sales;

•	satisfying delivery obligations relating to the writing of options on the common shares, whether or not the options are listed on an options exchange;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of any of these methods.

     The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the common shares. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the common shares at a stipulated price per security. If the broker-dealer is unable to sell the common shares as agent for a selling stockholder, it may purchase as principal any unsold common shares at the stipulated price. Broker-dealers who acquire common shares as principal may thereafter resell the common shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the common shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

     A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common shares in the course of hedging the positions they assume with that selling stockholder, including without limitation, in connection with distributions of the common shares by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the common shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those common shares. A selling stockholder may also loan or pledge the common shares offered hereby to a broker-dealer and the broker-dealer may sell common shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged common shares offered hereby.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common shares offered by this prospectus. Selling stockholders may decide not to sell any of the common shares offered under this prospectus, or they might decide to transfer the common shares by other means not described in this prospectus. Additionally, selling stockholders may resell all or a portion of their common shares in open market transactions pursuant to Rule 144 under the Securities Act of 1933 rather than pursuant to this prospectus, so long as they meet the applicable criteria and conform to the requirements of those rules.

     Under applicable rules and regulations under the Securities and Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. This may affect the marketability of the common shares as well as the ability of any person or entity to engage in market-making activities with respect to the common shares. We will make copies of this prospectus available to the selling stockholders and we have informed them of the requirement to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

     We will bear all costs, expenses and fees associated with the registration of the shares. The selling stockholders will bear all fees and expenses, if any, of counsel or other advisors to the selling stockholders and all commissions, brokerage fees and discounts, if any, associated with the sale of the shares.

LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., Dallas, Texas.

EXPERTS

     The financial statements of Rent-A-Center, Inc. and subsidiaries, incorporated in this prospectus by reference to the Annual Report on Form 10-K/A of Rent-A-Center, Inc. for the year ended December 31, 2003, have been audited by Grant Thornton LLP, independent registered public accounting firm, as stated in their report included by reference in this prospectus. Such financial statements are incorporated in reliance on such report given upon the authority of the firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain further information regarding the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. You may also inspect reports, proxy statements and other information about us at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500. You may also obtain our SEC filings from our website at www.rentacenter.com. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

     This prospectus is part of a registration statement we filed with the SEC relating to the resale of our common stock. This prospectus does not contain all of the information we have included in the registration statement and accompanying exhibits and schedules in accordance with the rules and regulations of the SEC and we refer you to the omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions. The registration statement, exhibits and schedules are available at the SEC’s public reference room and through its website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and later information filed with the SEC or contained in this prospectus updates and supersedes this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the offering covered by this prospectus (excluding any information furnished under Item 2.02 or Item 7.01 of any current report on Form 8-K and excluding any exhibit filed or furnished with respect to such Items, unless the information or exhibit is specifically incorporated by reference into this prospectus or any prospectus supplement). Our SEC file number is 000-25370. As of the date of this prospectus, we incorporate by reference the following documents:

•	Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 11, 2004, as amended by Forms 10-K/A filed with the SEC on April 6, 2004 and July 30, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as filed with the SEC on May 3, 2004, as amended by Form 10-Q/A filed with the SEC on July 30, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as filed with the SEC on July 30, 2004;

•	Current Report on Form 8-K filed on July 15, 2004;

•	the description of our common stock contained in our Form 8-A (file no. 0-25370) filed with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

•	all filings under the Securities Exchange Act of 1934 after the date of the last pre-effective amendment to the registration statement and prior to effectiveness of the registration statement (excluding any information furnished under Item 2.02 or Item 7.01 of any current report on Form 8-K and excluding any exhibit filed or furnished with respect to such Items, unless the information or exhibit is specifically incorporated by reference into this prospectus or any prospectus supplement).

     We will provide a copy of these filings (other than an exhibit to those filings, unless we have specifically incorporated that exhibit by reference in the filing), at no cost, to each person, including any beneficial owner, to whom a prospectus is delivered and who requests a copy of these filings, by writing or telephoning us at the following address:

Rent-A-Center, Inc.
Attention: Corporate Secretary
5700 Tennyson Parkway
Third Floor
Plano, Texas 75024
Telephone: (972) 801-1100

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth estimated expenses incurred by the Registrant in connection with the sale of common shares being registered pursuant to this registration statement. The selling stockholders will not bear any portion of such expenses. All the amounts shown are estimates except for the registration fee.

Amount
SEC registration fee	$37,352
Printing and engraving fees and expenses	1,000
Legal fees and expenses	25,000
Accounting fees and expenses	8,000
Miscellaneous expenses	28,648

Total	$100,000

Item 15. Indemnification of Directors and Officers.

     Delaware General Corporation Law

     Subsection (a) of Section 145 of the Delaware General Corporate Law, or DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and that a corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     Certificate of Incorporation

     Our certificate of incorporation, as amended, provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	for acts or occasions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	in respect of certain unlawful dividend payments or stock purchases or redemptions, or

•	for any transaction from which the director derived an improper personal benefit.

     If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of our directors, in addition to the limitation on personal liability provided in the certificate of incorporation, as amended, will be limited to the fullest extent permitted by the DGCL. Further, if such provision of the certificate of incorporation is repealed or modified by our stockholders, such repeal or modification will be prospective only, and will not adversely affect any limitation on the personal liability of directors arising from an act or omission occurring prior to the time of such repeal or modification.

     Bylaws

     Our bylaws provide that we shall indemnify and hold harmless our directors threatened to be or made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director of Rent-A-Center, whether the basis of such a proceeding is alleged action in such person’s official capacity or in another capacity while holding such office, to the fullest extent authorized by the DGCL or any other applicable law, against all expense, liability and loss actually and reasonably incurred or suffered by such person in connection with such proceeding, so long as a majority of a quorum of disinterested directors, the stockholders or legal counsel through a written opinion determines that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and in the case of a criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity thereunder and shall inure to the benefit of his or her heirs, executors and administrators. Our bylaws also contain certain provisions designed to facilitate receipt of such benefits by any such persons, including the prepayment of any such benefit.

     Insurance

     We have obtained a directors’ and officers’ liability insurance policy insuring our directors and officers against certain losses resulting from wrongful acts committed by them as directors and officers of Rent-A-Center, including liabilities arising under the Securities Act of 1933.

Item 16. Exhibits.

Exhibit No.	Description of Exhibit
2.1(1)	Agreement and Plan of Merger, dated as of April 28, 2004, by and between Rent-A-Center, Inc., RAC RR, Inc. and Rent Rite, Inc. d/b/a Rent Rite Rental Purchase (Pursuant to the rules of the SEC, the schedules and exhibits have been omitted. Upon the request of the SEC, Rent-A-Center, Inc. will supplementally supply such schedules and exhibits to the SEC.).

5.1	Opinion of Fulbright & Jaworski L.L.P. regarding the validity of the securities being registered (previously filed).

10.1(2)	Third Amended and Restated Stockholders Agreement, dated as of December 31, 2002, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center, Inc., and certain other persons.

10.2(3)	Fourth Amended and Restated Stockholders Agreement, dated as of July 11, 2003, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center, Inc., and certain other persons.

10.3*	Fifth Amended and Restated Stockholders Agreement, dated as of August 13, 2004, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center, Inc., and certain other persons.

10.4(4)	Registration Rights Agreement, dated August 5, 1998, by and between Renters Choice, Inc., Apollo Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P.

10.5(5)	Second Amendment to Registration Rights Agreement, dated as of August 5, 2002, by and among Rent-A-Center, Inc., Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

10.6(6)	Third Amendment to Registration Rights Agreement, dated as of December 31, 2002, by and among Rent-A-Center, Inc., Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

10.7(7)	Fourth Amendment to Registration Rights Agreement, dated as of July 11, 2003, by and between Rent-A-Center, Inc., Apollo Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P.

23.1*	Consent of Grant Thornton LLP.

23.2	Consent of Fulbright & Jaworski L.L.P. (included as part of Exhibit 5.1).

24.1	Power of Attorney (previously filed).

*	Filed herewith.

(1)	Incorporated herein by reference to Exhibit 2.8 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

(2)	Incorporated herein by reference to Exhibit 10.6 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.

(3)	Incorporated herein by reference to Exhibit 10.15 to the registrant’s Registration Statement on Form S-4 filed July 11, 2003.

(4)	Incorporated herein by reference to Exhibit 10.22 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(5)	Incorporated herein by reference to Exhibit 10.10 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(6)	Incorporated herein by reference to Exhibit 10.9 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.

(7)	Incorporated herein by reference to Exhibit 10.10 to the registrant’s Registration Statement on Form S-4 filed July 11, 2003.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any propectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on September 20, 2004.

RENT-A-CENTER, INC.

By:	/s/ Mark E. Speese Mark E. Speese Chairman of the Board and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark E. Speese Mark E. Speese	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 20, 2004

/s/ Robert D. Davis Robert D. Davis	Senior Vice President - Finance, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 20, 2004

* Mitchell E. Fadel	President, Chief Operating Officer and Director	September 20, 2004

* Richard K. Armey	Director	September 20, 2004

* Laurence M. Berg	Director	September 20, 2004

* Mary Elizabeth Burton	Director	September 20, 2004

* Peter P. Copses	Director	September 20, 2004

* Andrew S. Jhawar	Director	September 20, 2004

* J.V. Lentell	Director	September 20, 2004

* By:	/s/ Mark E. Speese, pursuant to power of attorney
Mark E. Speese Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1(1)	Agreement and Plan of Merger, dated as of April 27, 2004, by and between Rent-A-Center, Inc., RAC RR, Inc. and Rent Rite, Inc. d/b/a Rent Rite Rental Purchase (Pursuant to the rules of the SEC, the schedules and exhibits have been omitted. Upon the request of the SEC, Rent-A-Center, Inc. will supplementally supply such schedules and exhibits to the SEC.).

5.1	Opinion of Fulbright & Jaworski L.L.P. regarding the validity of the securities being registered (previously filed).

10.1(2)	Third Amended and Restated Stockholders Agreement, dated as of December 31, 2002, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center, Inc., and certain other persons.

10.2(3)	Fourth Amended and Restated Stockholders Agreement, dated as of July 11, 2003, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center, Inc., and certain other persons.

10.3*	Fifth Amended and Restated Stockholders Agreement, dated as of August 13, 2004, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center, Inc., and certain other persons.

10.4(4)	Registration Rights Agreement, dated August 5, 1998, by and between Renters Choice, Inc., Apollo Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P.

10.5(5)	Second Amendment to Registration Rights Agreement, dated as of August 5, 2002, by and among Rent-A-Center, Inc., Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

10.6(6)	Third Amendment to Registration Rights Agreement, dated as of December 31, 2002, by and among Rent-A-Center, Inc., Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

10.7(7)	Fourth Amendment to Registration Rights Agreement, dated as of July 11, 2003, by and between Rent-A-Center, Inc., Apollo Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P.

23.1*	Consent of Grant Thornton LLP.

23.2	Consent of Fulbright & Jaworski L.L.P. (included as part of Exhibit 5.1).

24.1	Power of Attorney of Mark E. Speese (previously filed).

*	Filed herewith.

(1)	Incorporated herein by reference to Exhibit 2.8 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

(2)	Incorporated herein by reference to Exhibit 10.6 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.

(3)	Incorporated herein by reference to Exhibit 10.15 to the registrant’s Registration Statement on Form S-4 filed July 11, 2003.

(4)	Incorporated herein by reference to Exhibit 10.22 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(5)	Incorporated herein by reference to Exhibit 10.10 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(6)	Incorporated herein by reference to Exhibit 10.9 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.

(7)	Incorporated herein by reference to Exhibit 10.10 to the registrant’s Registration Statement on Form S-4 filed July 11, 2003.